CUSIP NO. 065631 10 3                                          Page 1 of 5 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 3)

                         BANK WEST FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   065631 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 30, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [X]     Rule 13d-1(b)
      [ ]     Rule 13d-1(c)
      [ ]     Rule 13d-1(d)


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CUSIP NO. 065631 10 3                                          Page 2 of 5 Pages

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1.  NAME OF REPORTING PERSON S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON
    Bank West Financial Corporation Employee Stock Ownership Plan    38-3203447
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

 3.  SEC USE ONLY
--------------------------------------------------------------------------------

 4.  CITIZENSHIP OR PLACE OF ORGANIZATION
      Michigan
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 5.  NUMBER OF SHARES  BENEFICIALLY  OWNED BY EACH  REPORTING  PERSON  WITH SOLE
     VOTING POWER
     139,734
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 6.  NUMBER OF SHARES  BENEFICIALLY  OWNED BY EACH REPORTING  PERSON WITH SHARED
     VOTING POWER
     94,934
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 7.  NUMBER OF SHARES  BENEFICIALLY  OWNED BY EACH  REPORTING  PERSON  WITH SOLE
     DISPOSITIVE POWER
     139,734
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 8.  NUMBER OF SHARES  BENEFICIALLY  OWNED BY EACH REPORTING  PERSON WITH SHARED
     DISPOSITIVE POWER
     94,934
--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     234,668

--------------------------------------------------------------------------------
 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     9.3%
--------------------------------------------------------------------------------

 12. TYPE OF REPORTING PERSON
     EP
--------------------------------------------------------------------------------


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CUSIP NO. 065631 10 3                                          Page 3 of 5 Pages

 Item 1(a)  Name of Issuer:

            Bank West Financial Corporation

 Item 1(b)  Address of Issuer's Principal Executive Offices:

            2185 Three Mile Road, N.W.
            Grand Rapids, MI 49544

 Item 2(a)  Name of Person Filing:

            Bank  West Financial Corporation Employee Stock Ownership Plan.

 Item 2(b)  Address of Principal Business Office or, if None, Residence:

            Bank West Financial Corporation
            2185 Three Mile Road, N.W.
            Grand Rapids, MI 49544

 Item 2(c)  Citizenship:

            Michigan

 Item 2(d)  Title of Class of Securities:

            Common Stock, par value $.01 per share

 Item 2(e)  CUSIP Number:

            065631 10 3

 Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            (f) [X] employee  benefit plan or endowment fund in accordance  with
                Rule  13d-1(b)(1)(ii)(F).

            If the statement is filed pursuant to Rule 13d-1(c), check this box.
                                                                             [ ]

 Item 4.    Ownership.

            (a)  Amount beneficially owned:

            234,668



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CUSIP NO. 065631 10 3                                                Page 4 of 5

            (b)   Percent of class: 9.3%

            (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote               139,734
                                                                  --------------
            (ii)  Shared power to vote or to direct the vote              94,934
                                                                  --------------
            (iii) Sole power to dispose or to direct the disposition of  139,734
                                                                         -------
            (iv)  Shared power to dispose or to direct the disposition of 94,934
                                                                          ------

                  The Bank West Financial Corporation Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the Bank West Financial Corporation Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustees will generally vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees and will generally vote unallocated shares held in the ESOP in the same proportion for and against proposals to stockholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject in each case to the fiduciary duties of the ESOP Trustees and applicable law. Any allocated shares which either abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries. As of June 30, 1999, 94,934 shares had been allocated to participants' accounts and 139,734 shares were unallocated. During fiscal 1999, no shares were distributed to terminated participants.

 Item 5.          Ownership of Five Percent or Less of a Class.

                  Not applicable since the reporting entity owns more than 5% of the class.

 Item 6.          Ownership  of More than Five  Percent  on Behalf of Another
                  Person.

                  Participants in the ESOP are entitled to receive dividends on, and the proceeds from, the sale of the shares allocated to their accounts. The ESOP does not own more than 5% on behalf of another person.

 Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

 Item 8.          Identification and Classification of Members of the Group.

                  Not applicable  since the reporting entity is not a member of a group.
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CUSIP NO. 065631 10 3                                                Page 5 of 5

 Item 9.          Notice of Dissolution of Group.

                  Not applicable since the reporting entity is not a member of a group.

 Item 10.         Certifications.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  BANK WEST FINANCIAL CORPORATION TRUST
                                    EMPLOYEE STOCK OWNERSHIP PLAN TRUST


February 10, 2000                              By:     /s/ Robert J. Stephan
                                                      --------------------------
                                                      Robert J. Stephan, Trustee

February 10, 2000                              By:     /s/ Richard L. Bishop
                                                      --------------------------
                                                      Richard L. Bishop, Trustee

February 10, 2000                              By:     /s/ Jacob Haisma
                                                      --------------------------
                                                      Jacob Haisma, Trustee